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                                                                    Exhibit 99.1


                         [VIVENDI UNIVERSAL LETTERHEAD]


                      Vivendi Universal Issues Announcement
                            Regarding InterActiveCorp


Paris, April 21, 2004 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V] and InterActiveCorp (IAC) announced today that they have agreed on the form of the letters of credit that would be issued to InterActiveCorp in order to defease certain covenants pursuant to the Vivendi Universal Entertainment Partnership Agreement in connection with the closing of the VUE-NBC transaction.

Defeasing these covenants is a condition to closing the VUE-NBC transaction.

By mutual agreement of Vivendi Universal and IAC, Vivendi Universal's lawsuit against InterActiveCorp, seeking a declaratory judgment regarding the letters of credit offered by VUE, filed on March 16, 2004 and pending before the Court of Chancery of the State of Delaware, has been stayed until the closing and will be dismissed after the letters of credit are issued and accepted at the closing.

Important Disclaimer:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that the parties will not be able to satisfy the conditions set forth above for completing the transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


CONTACT:
Media
Paris
Antoine Lefort
+33 (0) 1 71 71 11 80
Agnes Vetillart
+33 (0) 1 71 71 30 82
Alain Delrieu
+33 (0) 1 71 71 10 86